SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On November 23, 2015, Caesarstone Sdot-Yam Ltd. issued a press release titled “Egan-Jones Joins Other Leading Proxy Advisory Firms ISS and Glass Lewis in Recommending That Caesarstone’s Shareholders Vote ‘FOR’ Caesarstone’s Entire Slate of Director Nominees and ‘AGAINST’ the Kibbutz’s Nominees on the WHITE Proxy Card.”  A copy of this press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: November 23, 2015	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: VP Business Development & General Counsel

EXHIBIT INDEX

Exhibit 99.1
Description

Press release titled “Egan-Jones Joins Other Leading Proxy Advisory Firms ISS and Glass Lewis in Recommending That Caesarstone’s Shareholders Vote ‘FOR’ Caesarstone’s Entire Slate of Director Nominees and ‘AGAINST’ the Kibbutz’s Nominees on the WHITE Proxy Card,” dated November 23, 2015.